BANC OF CALIFORNIA, INC.

18500 Von Karman Avenue, Suite 1100

Irvine, California 92612

February 12, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Banc of California Inc. (“we” or the “Company”)

Request for Acceleration of Effectiveness of Registration Statement

on Form S-3 (File No: 333-192518)

Ladies and Gentlemen:

We hereby request acceleration of the effective date of the above-referenced registration statement to February 12, 2014 at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable. We acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also note that we have received confirmation that none of the selling securityholders named in the above-referenced registration statement is a broker-dealer or an affiliate of a broker-dealer.

Sincerely,

BANC OF CALIFORNIA, INC.

By:	/s/ John C. Grosvenor
Name:	John C. Grosvenor
Title:	Executive Vice President and General Counsel